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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TYLER TECHNOLOGIES, INC. (Name of Subject Company (Issuer))
TYLER TECHNOLOGIES, INC. (Issuer) (Names of Filing Persons (Identifying Status as Offeror, Issuer, or Other Person)
Common Stock (Title of Class of Securities)
902252105 (CUSIP Number of Class of Securities)

H. Lynn Moore, Jr., Esq.
General Counsel
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225
(972) 713-3719
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With a copy to: Randall G. Ray, Esq. Gardere Wynne Sewell LLP 1601 Elm Street, Suite 3000 Dallas, Texas 75201-4761 (214) 999-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,800,000	$1,360
*
For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,200,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $4.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 0.0000809 of the transaction value.

**
Previously paid.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,360	Filing Party:	Tyler Technologies, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 14, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

        This Amendment No. 5 ("Amendment No. 5") to the Issuer Tender Offer Statement on Schedule TO is filed by Tyler Technologies, Inc., a Delaware corporation (the "Company"), in connection with its offer to purchase up to 4,200,000 shares of common stock of the Company, $0.01 par value per share (the "Common Stock"), or such lesser number of shares as is properly tendered and not properly withdrawn, at a price specified by the Company that is not in excess of $4.00 nor less than $3.60 per share, net to the seller in cash, without interest, at which the Company's stockholders have indicated they are willing to sell their shares. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), as amended or supplemented from time to time, which together constitute the offer. This Amendment No. 5 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by the Company on April 14, 2003 (the "Schedule TO") as set forth below. This Amendment No. 5 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13(e)-4(c)(4) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibit (a)(1)(i) and (a)(i)(ii), respectively, is incorporated in this Amendment No. 5 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transactions.

        Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

          The tender offer expired at 12:00 Midnight, New York City time, on May 12, 2003. The Company accepted for payment a total of 5,107,000 shares of the Company's Common Stock at a purchase price of $4.00 per share.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

          On May 16, 2003, the Company issued a press release announcing the final results of the tender offer, which expired on May 12, 2003. A copy of the press release is filed as Exhibit (a)(5)(vii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

          Exhibit No.

          (a)(5)(vii)        Press Release, dated May 16, 2003

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYLER TECHNOLOGIES, INC.
	By:	/s/ H. Lynn Moore, Jr. H. Lynn Moore, Jr. Vice President and General Counsel
Dated: May 16, 2003

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase, dated April 14, 2003*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees*
(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees*
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(5)(iv)	Press Release, dated April 14, 2003*
(a)(5)(v)	Letter to Stockholder from the Company, dated April 14, 2003*
(a)(5)(vi)	Press Release, dated May 13, 2003*
(a)(5)(vii)	Press Release, dated May 16, 2003

*Previously filed.

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SCHEDULE TO
  Item 4. Terms of the Transactions.
  Item 11. Additional Information.
  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX